Table of Contents

DALRADA CLIMATE TECHNOLOGY HOME CORPORATION

Wyoming	**99-1182905**
(state or other jurisdiction of incorporation or organization)	(I.R.S. Employer ID. No.)

600 La Terraza Blvd., Escondido, California 92025
(Address of principal executive offices)

858-283-1253
Issuer's telephone number

DALRADA CLIMATE TECHNOLOGY HOME CORPORATION.

Table of Contents

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

DALRADA CLIMATE TECHNOLOGY HOME CORPORATION
Balance Sheet

Dalrada Climate Technology Home Corporation
Balance Sheet

	February 29, 2024
Assets	
Current assets:	
Cash and cash equivalents	$ 2,000
Total current assets	2,000
Property and equipment, net	-
Total assets	$ 2,000
Liabilities and Stockholders' Deficit	
Current liabilities:	
Accrued liabilities	$ 23,599
Total current liabilities	23,599
Total liabilities	23,599
Commitments and contingencies (Note 14)	
Stockholders' deficit:	
Common stock, $0.001 par value, 500,000 shares authorized, 100 shares issued and outstanding at February 29, 2024	
Additional paid-in capital	100
Accumulated deficit	(21,699)
Total Dalrada Home Corp's stockholders' deficit	(21,599)
Total liabilities and stockholders' deficit	$ 2,000

(The accompanying notes are an integral part of these financial statements)

DALRADA CLIMATE TECHNOLOGY HOME CORPORATION
Statement of Operations and Comprehensive Loss

	February 2 - 29, 2024
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating expenses:	
Total operating expenses	$ 21,699
Loss from operations	(21,699)
Net loss	$ (21,699)
Net loss per common share to Dalrada stockholders - basic	$ (376)
Weighted average common shares outstanding — basic	58

(The accompanying notes are an integral part of these financial statements)

DALRADA CLIMATE TECHNOLOGY HOME CORPORATION
Statement of Changes in Stockholders' Deficit

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Deficit
Balance at February 2, 2024	-	$ -	$ -	$ -	$ -
Common stock issued for shareholder investment	100	0	100	-	100
Net income (loss)	-	-	-	(21,699)	(21,699)
Balance at February 29, 2024	100	0	100	(21,699)	(21,599)

(The accompanying notes are an integral part of these financial statements)

DALRADA CLIMATE TECHNOLOGY HOME CORPORATION
Statement of Cash Flows

	February 2 - 29, 2024
Cash flows from operating activities:	
Net loss	$ (21,699)
Net cash used in operating activities	(21,699)
Cash flows from investing activities:	
Purchase of property and equipment	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Shareholder investment	100
Proceeds from shareholder prepayments	23,599
Net cash provided by financing activities	23,699
Net change in cash and cash equivalents	2,000
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 2,000

(The accompanying notes are an integral part of these financial statements)

DALRADA CLIMATE TECHNOLOGY HOME CORPORATION
Notes to the Financial Statements

1. Organization and Nature of Operations

Dalrada Climate Technology Home Corporation (the Company) was incorporated under the laws of the state of Wyoming in February 2024 to deliver specialized products and services for improved residential electrification and sustainability.

Liquidity and Going Concern

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from related parties, its ability to identify future investment opportunities, obtain the necessary debt or equity financing, and generate profitable operations. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

These financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and are expressed in U.S. dollars. The Company's fiscal year end is June 30.

(b) Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the revenue, valuation of inventory, valuation of acquired assets and liabilities, variables used in the computation of share-based compensation, litigation, contingent consideration, and evaluation of goodwill and intangible assets for impairment.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of operating cash and money market funds at a bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. As of February 29, 2024, the Company had no deposits in excess of federally insured limits.

(d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset. Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred.

(e) Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.   **Selected Balance Sheet Elements**

Accrued Liabilities

Accrued liabilities consisted of the following as of February 29, 2024:

	February 29, 2024
Shareholder Prepayments	$ 23,599

4.   **Stockholders' Equity**

Common Stock Transactions – Fiscal 2024

In February 2024, the Company issued 100 shares of common stock pursuant to the Company formation.

5.   **Subsequent Events**

On March 1, 2024, $3,250 was loaned to the company from a related party.